Exhibit 12.1

INGERSOLL-RAND COMPANY LIMITED

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Six Months Ended June 30,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings (loss) from continuing operations before income taxes	$156.6	$601.0	$(2,776.0)	$937.5	$857.6	$792.8	$557.4
Minority Interest	10.4	10.3	20.0	14.3	14.9	12.7	16.0
(Earnings) losses from equity method investees	(3.5)	(1.2)	(3.4)	(1.0)	—	(2.1)	(5.7)

Sub-total	163.5	610.1	(2,759.4)	950.8	872.5	803.4	567.7

Fixed charges	161.3	85.5	294.6	160.9	159.6	165.4	171.8
Dividend from equity method investees	2.3	—	13.2	—	—	4.4	—
Capitalized interest	(0.6)	(0.4)	(1.0)	(0.6)	(3.2)	(1.1)	(1.4)

Total earnings (loss)	$326.5	$695.2	$(2,452.6)	$1,111.1	$1,028.9	$972.1	$738.1

Fixed charges:
Interest expense	$149.3	$73.1	$245.4	$136.2	$133.6	$145.1	$152.1
Capitalized interest	0.6	0.4	1.0	0.6	3.2	1.1	1.4
Rentals (one-third of rentals)	11.4	12.0	48.3	24.1	22.8	19.2	18.3

Total fixed charges	$161.3	$85.5	$294.6	$160.9	$159.6	$165.4	$171.8

Ratio of earnings to fixed charges	2.0	8.1	—	6.9	6.4	5.9	4.3

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	$(2,747.1)	$—	$—	$—	$—